RIEMANN COMPUTING

Invest in Patented Technology Targeting AI's Biggest Cost: Data Infrastructure


Riemann
COMPUTING

riecomp.org Troy, MI

SaaS | Minority Founder | AI | Subscription | Moonshots

Highlights

1. Multiple Patents Including a US-granted Compression Algorithm (Cited by IBM/RedHat)
2. Targeting AI's Largest Recurring Expense: Storing and Processing Massive Amounts of Data
3. Technology Designed to Reduce Infrastructure Cost Across Data Centers, Telecom and Enterprise AI
4. Founder Contributed to Distributed Computing Protocols Used by 175,000+ Developers
5. Building Scalable Compression and Compute Systems for Next-Generation Infrastructure
6. Telecom Industry Projected to Reach ~$3.8T Market Size by 2026 (The Business Research Company)
7. Smart Infrastructure Market Projected at ~$413B by 2028 (Fortune Business Insights)
8. Long-Term Target of Handling Up to 6% of Global Internet Data Flow Through Scalable Systems

Team



Andrew Magdy Kamal Founder at Riemann Computing SPV Voting Proxy

I have built technology for over 37+ different startups, done product design for years and have expertise in a variety of different areas including Quantum Engineering.



Trevor Miller Software Architect

Trevor Miller is a passionate creator and software developer. Trevor is passionate about grid computing and DevOps. He also founded BitBadges and is the co-creator of the Decentralized University project along w/ Andrew.



Luke M. Yaldo Advisor

Luke advises the founder of Riemann Computing. He is a health and MedTech entrepreneur with past experience in a wide variety of startups and businesses including XLX Technologies and



past experience in a wide variety of startups and businesses including TEX Technologies and ChainTerra.



Joe Mansy Project Engineer

Joe consults on CBA (Cost Benefit Analysis) of prototypes and helps with setting up and coordinating some of the launch logistics. He has years of experience as a project engineer and a background in Mechanical Engineering.



Beshoy Saad Marketing and Media

Beshoy Saad is the founder of Imageup Productions, a premier video production agency. He specializes in photography, videography, and content creation.

Pitch Deck


Riemann
We Aim to Build Paradigm Shifts In Computing, Society, and Space.
Pitch Deck 2026
Introduction To Riemann Computing Inc.
Riemann Computing Inc., (which was previously known as the Stark Drones Corporation), has had humble beginnings prior to its founding in 2018.
1 / 25

About us


Riemann
COMPUTING
AI Is a Trillion-Dollar Industry. Data Is Its Biggest Cost. We Reduce It.
We make data smaller so it's cheaper to move and process.
Less
Data Moved
Lower
Compute Load

Less
Memory Needed

Lower
Estimated Cost

Lower
Storage Demand

Less
Network Traffic

AI Companies Will Face a Major Infrastructure Cost Problem and **Growing Energy Demand**.



We Are Targeting a 90%+ Cost Reduction for Processing and Storing Data Utilizing Proprietary **Data Compression.**


90%

Processing and Storing Data for Industries Such as AI, Healthcare IT, and Even Crypto Mining.



Data Processing & Storage
AI Industries
Healthcare IT
Crypto Mining

From Cost Reduction to Network Scale

Step 1: Reduce the cost of processing and storing data

Step 2: Deploy that efficiency where data movement is most expensive

Step 3: Scale the technology through broader network infrastructure



Our Goal Is to Take This Technology and Scale Up, Including Through Our Own ISP Called the Starkcom Global Network.



Starkcom Globals's Cubesat
Row Zero
Provides Coverage
Provides Coverage
Uptime Kuma
Data Management
WLAN
Kadek UI
Proxy Via Brightspace
Routes
Mesh Compatibility
Data Management
Data Management
LoRaWAN
Subnet E
Subnet F


Subnet A
Subnet B
Subnet C
Subnet D
TCP/IP
TCP/IP
TCP/IP
TCP/IP
Switch
Switch
Switch
Switch
MQTT Protocol
Open Peering
Device A
Device B
Device C
Device D



The Starkcom Global Network Aims to Allow for Localized, Cost-Effective Internet Across the Globe.

	Starlink	Amazon Kulper	Starkcom Global
Launch Cost per Satelite	$300k	$2.8m	$17.5k
Minimal Speed (Estimate) Download/ Upload	100/10MBs+	200/50MBs+	100/10MBs+
Price Plan	499 Satellite Dish + $99/ month Basic	$599 Satelite Dish + $110/ month Basic	Gateways included with launch + $5/month Basic

* STARKCOM GLOBAL SATELLITES ARE MEANT TO OFFER CONNECTIVITY TO AN ONLY ESTIMATED 7500 PEOPLE PER SAT AND ARE LOCALLY TARGETED SOLUTIONS.
* YOU CAN LEARN MORE VIA THE FAQS SECTION OF THE STARKCOM.IO WEBSITE.

Besides Telemetry and the Processing of Data Across the

Interwebs, We Have Another Model as Well.



Riemann Computing possesses not only a data compression algorithm, which has been patented and granted in both the US and China, and is cited by IBM and RedHat, but also a computing method that has been patented and granted in the US. This may explain why we were previously recognized as Hackernoon's Startup of the Year in the Electronics category.


Presented by HackerNoon
STARTUPS OF THE YEAR
hackernoon.com /startups
Congratulations!
Riemann Computing
The Best Startup in Electronics
Sponsored by
HubSpot
wellfound
Notion
bright data
algolia

Our Goal for Data Centers Is to Have a Cost Per Gig Processed Approach, and We Eventually Want to Build Our Own Labs and Data Centers to Offer These Services Globally.


Value Pack
$0.10
Cost per gig for people storing 5TB or less
Standard Package
$0.01
For People storing between 5TB and 250TB (Enterprise target).
Max Pack
$0.005
Cost per gig for people storing over 250TB
WE WANT TO OFFER A COST PER GIG PROCESSED APPROACH FOR PARTNERING WITH DATA CENTERS.